

March 18, 2022

Frank Saracino
Chief Financial Officer
BrightSpire Capital, Inc.
590 Madison Avenue, 33rd Floor
New York, NY 10022

   Re: BrightSpire Capital, Inc.
    Form 10-K for the fiscal year ended December 31, 2021
    Filed February 22, 2022
    File No. 001-38377

Dear Mr. Saracino:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Supplemental Financial Measures, page 64

1. Please clarify and enhance your disclosure regarding Fair value adjustments, which are excluded from your calculation of Adjusted Distributable Earnings for the year ended December 31, 2021. In your response please tell us what the adjustment represents, how you calculated the amount and why it is an appropriate non-GAAP adjustment.

2. We note that you reconcile NOI attributable to common stockholders, a non-GAAP measure, from net income (loss) on your net leased and other real estate portfolios attributable to common stockholders, which also appears to represent a non-GAAP measure. Please reconcile your NOI measure to the most directly comparable financial measure calculated and presented in accordance with GAAP pursuant to Item

    10(e)(1)(i)(B) of Regulation S-K.

3.   Please tell us your consideration to present and discuss your non-GAAP financial measures on a comparative basis for each respective period.

<u>Liquidity and Capital Resources</u>
<u>Master Repurchase Facilities and CMBS Credit Facilities, page 68</u>

4.   Please consider expanding your disclosure to quantify the average quarterly balance of your repurchase agreements for each period included in your financial statements. In addition, consider quantifying the period-end balance for each of those quarters, the maximum balance at any month-end and explaining the causes and business reasons for the significant variances among these amounts.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Isaac Esquivel, Staff Accountant, at (202) 551-3395 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction